UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ■ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☒ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Honor Your Flow, Incorporated

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of incorporation
October 18, 2021

Physical address of issuer
7655 S. Bennett Avenue, Chicago, IL 60649

Website of issuer
www.wehonoryourflow.com

Name of intermediary through which the Offering will be conducted
Seed at the Table, LLC

CIK number of intermediary
0001808131

SEC file number of intermediary
007-00230

CRD number, if applicable, of intermediary
005548762

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Seed at the Table will receive a fee equal to 5% of the amount raised, plus 2% of the amount raised in the form of the same Securities issued in this Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Series CF-1 Convertible Notes

Target number of Securities to be offered
100

Price (or method for determining price)
$150.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$55,000.00

Deadline to reach the target offering amount
November 11, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$1,000.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$21,338.68	$5,000.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,039.00	$0.00
Cost of Goods Sold	$19,525.83	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(21,338.68)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 21, 2022

FORM C

Up to $55,000.00

Honor Your Flow, Incorporated



Series CF-1 Convertible Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Honor Your Flow, Incorporated, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series CF-1 Convertible Notes of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $55,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $150.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed at the Table, LLC (the "Intermediary"). The Intermediary will be entitled to receive Seed at the Table will receive a fee equal to 5% of the amount raised, plus 2% of the amount raised in the form of the same Securities issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$150.00	$7.50	$142.50
Aggregate Minimum Offering Amount	$10,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$55,000.00	$2,750.00	$52,250.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   Seed at the Table, LLC will receive a fee equal to 5% of the amount raised, plus 2% of the amount raised in the form of the same Securities issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that

these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.wehonoryourflow.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 21, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.wehonoryourflow.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Honor Your Flow, Incorporated (the "Company") is a Delaware Corporation, formed on October 18, 2021. The Company is the successor to a limited liability company Flow Period LLC, an Illinois limited liability company, formed on November 17, 2020. All of the interests of Flow Period LLC were contributed to the Company effective as of April 13, 2022, as part of the funding of the Company and initial issuance of shares of capital stock to the Founder . Flow Period LLC still exists as a wholly subsidiary of the Company. Historical and financial information of Flow Period LLC is included within the disclosures herein by the Company.

The Company is located at 7655 S. Bennett Avenue, Chicago, IL 60649.

The Company's website is www.wehonoryourflow.com.

The issuer has not executed any other offerings prior, and the issuer has never failed to comply with reporting requirements.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We sell menstruation apparel to people who have periods. We manufacture all of our products and utilize quality ethically sourced materials to produce our products. We source our products from multiple vendors around the USA and create apparel styles to meet the lifestyle needs of people with periods ages 18-40 (approximately).

The Offering

Minimum amount of Series CF-1 Convertible Notes being offered	N/A
Total Series CF-1 Convertible Notes outstanding after Offering (if minimum amount reached)	100
Maximum amount of Series CF-1 Convertible Notes Notes/Bonds	366
Total Series CF-1 Convertible Notes outstanding after Offering (if maximum amount reached)	366
Purchase price per Security	$150.00
Minimum investment amount per investor	$150.00
Offering deadline	November 11, 2022
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the next 2-3 months and therefore rely on external financing.
We are a startup company, and our business model currently focuses on finalizing our first product to go to market and purchasing our first mass shipment rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately September 2022, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on October 18, 2021, and the predecessor Flow Period LLC was formed on November 17, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a

competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of menstruation apparel is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Cecelia Towns-Scott, the founder and CEO, and Derrick Lewis, an Advisor providing assistance with company launch, fundraising and building brand partnerships, from December 6, 2021 to the present. The loss of Cecelia Towns-Scott or Derrick Lewis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of

16

intellectual property infringement. In certain area of our business we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Cecelia Towns-Scott and Derrick Lewis in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Cecelia Towns-Scott or Derrick Lewis dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, and distribution, etc. A quarantine may cause disruption to manufacturing of our products, to distribution and shipping, and coordination with third-parties necessary for our operations. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include manufacturing, suppliers, web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively

affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and

regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The Series CF-1 Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Series CF-1 Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series CF-1 Convertible Notes Notes/Bonds. Because the Series CF-1 Convertible Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series CF-1 Convertible Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series CF-1 Convertible Notes may also adversely affect the price that you might be able to obtain for the Series CF-1 Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of the Company.
These proceeds will not be available for the ongoing operations of the Company but will instead be used by the Company as repayment for expenses incurred prior to the Offering and owed by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be effectively subordinate to any of our debt that is secured.

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.

We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Your right to receive payments on the Securities is junior to our existing senior indebtedness and possibly all of our future borrowings.
The Securities rank behind all of our existing and future senior indebtedness. If the Maximum amount is raised, after giving effect to this Offering, the Company will have $0.00 of outstanding indebtedness. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future. As a result of this subordination, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceedings relating to us, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the Securities.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We sell menstruation apparel to people who have periods. We manufacture all of our products and utilize quality ethically sourced materials to produce our products. We source our products from multiple vendors around the USA and create apparel styles to meet the lifestyle needs of people with periods ages 18-40 (approximately).

Business Plan

Attached as Exhibit B and incorporated herein by reference.

History of the Business

Honor Your Flow, Incorporated is a Delaware Corporation, formed on October 18, 2021. The Company is the successor to Flow Period LLC, an Illinois limited liability company formed on November 17, 2020. All of the interests of Flow Period LLC were contributed to the Company effective as of April 13, 2022, as part of the funding of the Company and initial issuance of shares of capital stock to the Founder . Flow Period LLC still exists as a wholly subsidiary of the Company. The history and financial data of the business includes the continuous period beginning with the formation of Flow Period LLC.

Prior to the Offering, the Company's primary activity has been development and sourcing for manufacturing of its initial products.

The Company's Products and/or Services

Product /Service	Description	Current Market
Menstruation panty	Our menstruation panty features our patent pending flexible absorbency system whereby users can switch out used liners and replace them with new ones in their apparel item.	Eco-friendly-minded people with periods, approximately ages 18-40.

1) Menstruation short. Market: people with periods ages 18-40, will be introduced using proceeds. 2) Custom absorbent liner to upgrade all products. Market: people with periods ages 18-40, will be introduced using proceeds.

The company has not yet introduced products into the market. Upon launch, our primary distribution method will be direct to consumer via our website as well as distribution through local farmer's markets and festivals.

Competition

The Company's primary competitors are Thinx Inc., Knix Wear, Inc., Dear Kates, and Aisle. The Company and Aisle are the only companies that offer flexible absorbency options, and Aisle products range in cost from $32-$46. The Company's products will be competitively priced to provide a lower-priced yet quality alternative to Aisle products.

Supply Chain and Customer Base

We are still sourcing our raw materials. Development on our initial product offering has occurred during the pandemic so our supplies have changed and updated as our supplier's ability to meet our needs has changed. However, we have successfully been able to source each of the fabric components needed for our product.

Our customers are people with periods, approximately ages 18-40. We will first focus on the Midwest region of the country, primarily the states of Illinois, Indiana, Ohio, and Kentucky, then expand to nationwide.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
63282484	Menstrual Garment	An improved washable menstrual garment made of fabric and generally looks like any standard pair of underwear. On the inside, an entire gusset area of the garment is lined with a second fabric that has been treated with a Durable	November 23, 2021	Application Pending	USA

		Water Repellant (DWR) substance that helps to prevent fluids from soaking through the fabric to the outside of the garment.			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90568439	Menstrual underwear; Sanitary panties	Honor Your Flow	March 9, 2021	November 16, 2021	United States of America

Governmental/Regulatory Approval and Compliance

At this time, we are not subject to any specific government regulation regarding our products, and do not foresee any new regulations in development in the next few years.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7655 S. Bennett Avenue, Chicago, IL 60649

The Company has the following additional addresses: None

The Company conducts business in Illinois.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Flow Period LLC	Limited Liability Company	Illinois	November 17, 2020	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	25.00%	$2,500	6.82%	$3,750
Campaign marketing expenses or related reimbursement	1.67%	$167	0.91%	$500
Estimated Attorney Fees	3.33%	$333	2.73%	$1,500
General Marketing	3.33%	$333	5.45%	$3,000
Research and Development	6.67%	$667	13.64%	$7,500
Manufacturing	30.00%	$3,000	14.55%	$8,000
Future Wages	6.67%	$667	18.18%	$10,000
Accrued expenses of managers, officers, directors or employees	3.33%	$333	3.64%	$2,000
Repayment of Debt	13.33%	$1,333	23.64%	$13,000
General Working Capital	6.67%	$667	10.45%	$5,750
Total	100.00%	$10,000	100.00%	$55,000

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: To the extent funds are not needed for production at projected levels, the Company intends to allocate the funds not used to research and development and manufacturing.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Cecelia Towns-Scott

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Founder, President, Secretary, and Treasurer, April 13, 2022 to present; Founder and Sole Member, Flow Period LLC, November 17, 2020 to April 13, 2022.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Law Student 2018 - 2022; College and Career Coach, Chicago Public Schools 2014-2021; Law Clerk DCFS June 2021 - October 2021; Private Law Firm October 2021 - Present.

Education

Juris Doctor- Loyola University School of Law Chicago, 2022

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Cecelia Towns-Scott

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Founder, President, Secretary, and Treasurer, April 13, 2022 to present; Founder and Sole Member, Flow Period LLC, November 17, 2020 to April 13, 2022.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Law Student 2018 - 2022; College and Career Coach, Chicago Public Schools 2014-2021; Law Clerk DCFS June 2021 - October 2021; Private Law Firm October 2021 - Present.

Education

Juris Doctor- Loyola University School of Law Chicago, 2022

Name

Derrick Lewis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor, providing assistance with company launch, fundraising and building brand partnerships, December 6, 2021 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder of the Bronx Community Foundation (Primary occupation)

Education

Boston College School of Management, Management Information Systems, 2005

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee, who is located in Illinois, U.S.A.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock, $0.00001 par value
Amount outstanding	9,000,000 shares
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Convertible Notes issued pursuant to Regulation CF	Issuance of additional shares of Common Stock will dilute all existing shareholders; the degree to which Investors are affected is not capable of being determined as the number of shares the Investors eventually are issued will depend upon the valuation of the Company upon a qualified financing, limited by the valuation cap of $1,000,000.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	90.0%

Type of security	Preferred Stock
Amount outstanding	1,000,000 shares
Voting Rights	Entitled to vote that number of Common Shares into which the Preferred Shares are convertible; currently convertible at a ratio of 1:1.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Convertible Notes issued pursuant to Regulation CF	Preferred Stock is convertible into shares of Common Stock, potentially at a ratio greater than 1:1; the degree to which Investors are affected is not capable of being determined as the number of shares the Investors eventually are issued will depend upon the valuation of the Company upon a qualified financing, limited by the valuation cap of $1,000,000.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.0%

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	American Express
Amount outstanding	$13,068.00
Interest rate and payment schedule	13.99% interest rate, payment due on 21st of each month.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	Credit card

Type of debt	Line of credit
Name of creditor	U.S. Bank
Amount outstanding	$3,481.79
Interest rate and payment schedule	21.90% interest, payments due 2nd of each month.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	Business line of credit

Following the Offering, the total amount of outstanding indebtedness of the Company will be $10,000.00 if the Minimum Amount is raised and $55,000.00 if the Maximum Amount is raised.

The Company has not conducted any offerings, exempt or not, in the past 3 years other than the issuance of stock to the Founder, as described above.

Ownership

The Company is solely owned by Cecelia Towns-Scott, who holds 9,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they

Name	Percentage Owned Prior to Offering
Cecelia Towns-Scott	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

We are a pre-revenue company and our primary expenses consist of product development and marketing. We do not anticipate generating revenue until September 2022.

The Company intends to achieve profitability in the next 12 months by launching our first product on our website as well as partnering with others in our field to increase visibility of the product. Once we receive the final prototypes of our product, we will begin to market it so that customers are excited to purchase once we launch.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to finalize our first product as well as pay for our first shipment. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $300 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 366 Series CF-1 Convertible Notes in increments of $150, for up to $55,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 11, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed

the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $55,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Convertible Note Purchase Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Convertible Note Purchase Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Investment will be accepted in increments of $150.00. The minimum amount that a Purchaser may invest in the Offering is $150.00.

The Offering is being made through Seed at the Table, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

In addition to the Commission, Seed at the Table will receive as part of its fee 2% of the amount raised in the form of the same Securities issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 14,000,000 shares of Common Stock, par value $0.00001 per share, of which 9,000,000 shares of Common Stock will be issued and outstanding, and (ii) 1,000,000 shares of Preferred Stock, par value $0.00001 per share, of which 1,000,000 shares of Preferred Stock will be issued and outstanding.

Interest Payment and Amortization Schedule

The principal amount of a single Security or "Note" is $150.00.

The Notes will mature on November 11, 2024. The Notes will be prepayable by the Company without penalty only upon consent of the holders of the Securities holding more than 50% of the aggregate then outstanding principal amount of the Securities.

Interest will accrue daily based actual days elapsed and a year of 365 days, and will be added to the principal amount at maturity. Interest may be included in the amount converted or paid upon conversion, in the discretion of the Company.

Security

The Notes are not secured.

Subordination

The Notes are subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company.

Covenants

The Notes contain the following restrictive covenants, which will inhibit its ability to take certain actions: None.

Voting and Control

The Securities have the following voting rights regarding the Company: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

The Securities and the capital stock issued upon conversion of the Securities may not be transferred by Investor without the prior written consent of the Company. Any shares of the capital stock of the Company into which Securities may be converted shall be subject to any transfer restrictions set forth in the Company's bylaws, stockholders' agreements, and other customary documents which Investors may be required to sign as part of a Qualified Financing, such as a purchase agreement, an investor rights agreement, a voting agreement, a right of first refusal and co-sale agreement and/or other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering) or other similar documents.

Other Material Terms

Conversion of the Notes

The Securities will convert into capital stock of the Company upon the following events:

<u>Automatic Conversion on Qualified Financing</u>.

If the Company consummates a Qualified Financing on or before the maturity date, the outstanding principal amount of the Note, together with all accrued and unpaid interest under the Note, shall automatically convert into Note Preferred Stock at a price per share equal to the Conversion Price; provided, that the Company may elect to pay (in its sole discretion) up to fifteen (15) days of accrued and unpaid interest in cash to the Investor promptly after a Qualified Financing in lieu of converting that such amount.

A "Qualified Financing" is a transaction or series of related transactions pursuant to which the Company issues and sells shares of its "Note Preferred Stock" for aggregate gross proceeds of at least $1,000,000.00 (excluding all proceeds from the incurrence of all indebtedness and SAFEs converted into such Preferred Stock (including the Notes), or otherwise cancelled in consideration for the issuance of such Preferred Stock) with the principal purpose of raising capital.

"Note Preferred Stock" means a series of Preferred Stock which has identical rights, privileges, preferences and restrictions as the shares of the series of Preferred Stock sold to the investors for cash in the initial closing of the Qualified Financing, other than with respect to the per share liquidation preference, which will equal the Conversion Price, as well as price-based antidilution protection and dividend rights, which will be based on the Conversion Price.

The "Conversion Price" means: the lesser of (x) 95% of the lowest price per share paid in cash by the other investors for Preferred Stock sold in the Qualified Financing and (y) the price per share determined by dividing (A) the Valuation Cap by (B) the Fully Diluted Capitalization as of immediately prior to the Qualified Financing.

<u>Elective Conversion on Sale of the Company</u>.

If the Company consummates a Sale Transaction on or before the Maturity Date of the Notes, then, at the election of the Required Investors (defined below), all then outstanding principal, together with all accrued and unpaid interest under the Notes will convert into shares of Common Stock at a price per share equal to the Sale Transaction Conversion Price.

A "Sale Transaction" is (i) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (in respect of securities of the Company held by them prior to such transaction), (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company, or (iii) an exclusive license of all of the Company's intellectual property.

The "Sale Transaction Conversion Price" is the price obtained by dividing (i) the Valuation Cap by (ii) the Fully Diluted Capitalization as of immediately prior to closing of the Sale Transaction (excluding all shares of Common Stock reserved and available for future grant under any equity incentive plan or similar plan of the Company).

In the event of a Sale Transaction and the Notes are not converted, the then outstanding principal amount of the Notes, plus all accrued and unpaid interest, will be due and payable immediately prior to the closing of the Sale Transaction.

Elective Conversion after Maturity.

If the Notes have not been repaid or converted into shares of the Company's capital stock prior to the Maturity Date, then, the Required Investors may elect that all outstanding principal and accrued and unpaid interest under the Notes will convert into shares of Common Stock at a price per share equal to the Maturity Conversion Price.

The "Maturity Conversion Price" is the price obtained by dividing (i) the Valuation Cap by (ii) the Fully Diluted Capitalization outstanding as of the date of conversion, immediately prior to conversion.

Valuation Cap

The "Valuation Cap" in all cases is $1,000,000.

Fully Diluted Capitalization

"Fully Diluted Capitalization" means the number of shares of Common Stock outstanding at the applicable time assuming full conversion and/or exercise of all then outstanding options, warrants and Preferred Stock (but excluding the Notes, all other convertible indebtedness of the Company, all SAFEs and all shares of Common Stock reserved and available for future grant under any equity incentive plan or similar plan of the Company).

Amendment of the Securities

The holders of the Securities holding more than 50% of the aggregate then outstanding principal amount of the Securities (the "Required Investors") may agree to amend the Securities or the Convertible Note Purchase Agreement, and any such amendment will be binding upon all of the holders of the Securities (the Series CF-1 Notes).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

N/A

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Cecelia M. Towns-Scott
(Signature)

Cecelia M. Towns-Scott
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Cecelia Towns-Scott
(Signature)

Cecelia Towns-Scott
(Name)

President
(Title)

July 21, 2022
(Date)

Instructions:

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Cecelia Towns-Scott, being the President of Honor Your Flow, Incorporated, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Cecelia Towns-Scott
(Signature)

Cecelia Towns-Scott
(Name)

President
(Title)

July 21, 2022
(Date)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Business Plan

EXHIBIT A

Financial Statements

(attached)

Balance Sheet

Honor Your Flow.

As of Jul 21, 2022

ACCOUNTS	Jul 21, 2022
Assets	
Total Cash and Bank	$362.59
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$362.59**
Liabilities	
Total Current Liabilities	$25,989.44
Total Long-term Liabilities	$0.00
Total Liabilities	**$25,989.44**
Equity	
Total Other Equity	$0.00
Total Retained Earnings	-$25,626.85
Total Equity	**-$25,626.85**

Balance Sheet - Honor Your Flow.
As of Jul 21, 2022

Created on Jul 21, 2022
Page 1 / 1

Balance Sheet

Honor Your Flow.

As of Dec 31, 2021

ACCOUNTS	Dec 31, 2021
Assets	
Total Cash and Bank	$0.00
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$0.00**
Liabilities	
Total Current Liabilities	$21,338.68
Total Long-term Liabilities	$0.00
Total Liabilities	**$21,338.68**
Equity	
Total Other Equity	$0.00
Total Retained Earnings	-$21,338.68
Total Equity	**-$21,338.68**

Profit and Loss

Honor Your Flow.

Date Range: Jan 01, 2022 to Dec 31, 2022

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	
Uncategorized Income	$6,238.00
Total Income	**$6,238.00**
Cost of Goods Sold	
Product Samples	$3,063.59
Total Cost of Goods Sold	**$3,063.59**
Gross Profit	**$3,174.41**
As a percentage of Total Income	**50.89%**
Operating Expenses	
Advertising & Promotion	$812.04
Bank Service Charges	$39.00
Computer – Hosting	$19.36
Professional Fees	$2,920.81
Travel Expense	$316.25
Uncategorized Expense	$3,549.96
Total Operating Expenses	**$7,657.42**

Profit and Loss - Honor Your Flow.
Date Range: Jan 01, 2022 to Dec 31, 2022

Created on Jul 21, 2022
Page 1 / 2

| Net Profit | -$4,483.01 |
| As a percentage of Total Income | -71.87% |

Profit and Loss

Honor Your Flow.

Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Income	
Uncategorized Income	$1,039.00
Total Income	**$1,039.00**
Cost of Goods Sold	
Product Samples	$19,525.83
Total Cost of Goods Sold	**$19,525.83**
Gross Profit	**-$18,486.83**
As a percentage of Total Income	-1,779.29%
Operating Expenses	
Advertising & Promotion	$745.69
Bank Service Charges	$39.00
Professional Fees	$2,000.00
Uncategorized Expense	$67.16
Total Operating Expenses	**$2,851.85**

Profit and Loss - Honor Your Flow.
Date Range: Jan 01, 2021 to Dec 31, 2021

Created on Jul 21, 2022
Page 1 / 2

Net Profit	-$21,338.68
As a percentage of Total Income	-2,053.77%

Profit and Loss - Honor Your Flow.   Created on Jul 21, 2022

Date Range: Jan 01, 2021 to Dec 31, 2021   Page 2 / 2

EXHIBIT B

Business Plan

(attached)



HONOR YOUR

Flow.

For you. For Your Period.



Cecelia Towns-Scott, Founder & CEO | hello@flowperiodpanties.com

TABLE OF CONTENTS



EXECUTIVE SUMMARY

Fast Facts:

Founded: 2020 (but in the works since 2014)
Headquarters: Chicago, IL
Founder: Cecelia Towns-Scott
Market Size: 51.6 million people
Target Audience: women & men with periods, ages 18-40 in the U.S. who care about holistic health and the environment

· ·

QUICK DESCRIPTION

Honor Your Flow. is a menstruation apparel company. Using our patent pending Flexible Absorbency System, we design products for users who want to utilize sustainable and reusable period products, but who still also want the flexibility that disposable products offer.

OUR MISSION

Our mission is to push the Femtech space forward by helping people upgrade their periods with beautiful, high-quality period wear. Our goal is to help take away the stigma of people having periods and also help them feel as gorgeous, fierce and bad-ass as they truly are.

OUR VISION

We envision a world where beautiful, affordable, health-conscious period wear is available to all people.

EXECUTIVE SUMMARY (cont.)



Company Synopsis

Honor Your Flow. (HYF) is a customizable period apparel that meets users at the level of their flow. We plan to offer comfortable, stylish menstruation products that allow users to change the absorbency of the product they are wearing without changing the entire unit. Current products that are on the market, while they are great, often require that users decide whether they are going to change out of their entire item in the middle of the day, or continue to wear something that might not meet their absorbency needs. HYF will tackle this problem by offering a sleek, high absorbency discrete menstruation management system that allows users to customize their product absorbency as often as needed.

We have already completed four prototype phases and are poised to complete the final phase in July 2022 which will yield our final product. We are working with two business programs, HeyMama and IFundWomen, which will enable us to get our product in front of 32k+ people once we launch.

$55,000 Funding Allocation


14%
Product Development
15%
Manufacturing
7%
Marketing
29%
Operations & Key Hires
10%
Attorney & Fundraising Fees
25%
Debt Repayment

COMPANY OVERVIEW


Team Overview



Cecelia Towns-Scott, Founder & CEO
Cecelia started working on HYF in 2014. Her experience as a woman, consumer of menstruation underwear as well as her former work as a seamstress make her the perfect lead for this new product.



The Apparel Agency, Product Design Team (contractors)
TAA is based in Chicago & is on the cutting edge of developing systems and technology to aid inventors in getting their product produced and market ready in the most efficient way possible. They have 10+ years experience helping inventors design and mass produce their products.



Derrick Lewis, Advisor
Derrick Lewis is the co-founder of the Bronx Community Foundation in the Bronx, New York. He has advised several successful startups through their launch, fundraising and growth phases.



The Sladkus Law Group, Legal Counsel (contractors)
The attorneys at Sladkus have aided HYF in filing our trademark application and and helped to develop our first patent application that was submitted in November 2021.



Dominique Boseman & Melanie Brezill, Color | Co. Consulting (contractors)
Color | Co. is a marketing and branding company that has helped refine Honor Your Flow's branding, visuals and messaging. One of their co-founders, Dominique Boseman, has successfully launched a skincare line that is now featured in Whole Foods in ATL and at a boutique in the UK. The second co-founder, Melanie Brezill, works as an actress and provides insight on ways to reach and connect with our audience in our video and social media.



The Honor Your Flow. Ambassadors
The Honor Your Flow. Ambassadors are 20 women from the technology, education, marketing, social media, healthcare, food industry and legal fields who help with fundraising and marketing. In the pre-launch phase they serve as prototype testers.

COMPANY OVERVIEW
Market Opportunity



Reusable menstruation products have been around for decades. However, it wasn't until around 2013-2014 that they gained renewed and newfound popularity. Since that time, over 10 companies have begun to offer sustainable period products to a new market of users.

Each year, the average menstruating person spends $159 on period products and related products. With 83.35 million people in the U.S. having periods, that's $13.25 billion dollars spent on period wear each year. Of that total number of people who have periods, approximately 62%, or 51.68 million use pads. Pad users are perfect customer candidates for period underwear, as the functionality of the two products is almost identical.





COMPANY OVERVIEW



Key Features & Benefits


HYF products are 100% reusable, which is great for the environment & users


Our panties and apparel will be super absorbent, with the ability to absorb 2-5 tampons worth of liquid


We use premium materials for each layer of our products to ensure maximum comfort and protection


HYF branding and marketing is inclusive and affirming to all people with periods


Each of our styles are specially tailored to meet the aesthetic desires of our customers


HYF products are competitively priced & in many cases more affordable than competitor brands

COMPANY OVERVIEW



Pricing & Revenue

Our goal is to offer HYF products at a price point ranging from $20-$35, which puts both our low point and high point at a lower price than our competitors. The average period panty cost approximately $8-$10 to make, which poises us to make 60%-70% profit from each pair of underwear sold.

Company Milestones

CONSUMER TESTED
In 2016, 2019 and 2022, we tested prototypes and used the feedback from it to enhance our current design

STRATEGIC PARTNERSHIPS
HYF contractors have knowledge & experience in business and entrepreneurship and thus can provide battle-tested advice as we grow and develop

FUNDRAISING
To date, we have conducted two fundraisers which has enabled us to work on our final design, trademark our name apply for our first patent

DEVELOPING SOCIAL MEDIA PRESENCE
Since we launched our social media presence in July 2020, we have partnered with five wellness professionals to provide education on Honoring Your Flow.

OFFICIALLY TRADEMARKED
Our trademark application with the United States Patent and Trademark Office was accepted and approved

COMPANY OVERVIEW



COMPANY TIMELINE



2014

Cecelia developed the original period panty design

2016

We worked with our first manufacturer to develop & test prototype #1

2017

We hired a new design team to develop panty concept & prototype #2

2020

HYF conducted it's first crowd-funding* campaign, won membership grants to HeyMama & IFundWomen of Color

2021

HYF conducted it's second crowd-funding* campaign, became a semi-finalist for the Black Ambition Grant by Pharrell & completed prototype #3 & prototype #4

2022

We trademarked our name, applied for our first patent and secured a $3k grant for development

Future Development

In the next 3 years, we plan to develop at least 5 more underwear styles to meet consumer needs and preferences. In addition to interfacing with customers through our website, HYF also will reach them in person via pop-ups, farmers markets and eventually through major retailers. As soon as financially feasible, we are also planning to work with fabric engineers to develop and patent our own unique absorbent fabric for our products.

*both crowdfunding campaigns were non-dilutive/non-equity

INDUSTRY OVERVIEW



Industry Analysis

In 2019, the feminine hygiene products market stood at $39.73 billion and is projected to grow to $62.84 billion by 2026. With more users looking for sustainable fashion, period panties are the perfect option if someone wants to utilize safe and effective products while also reducing their impact on the environment.

The success of other big brands like Thinx, Knix and Dear Kates show that users are definitely ready and willing to invest in their own health and this new way of experiencing one's cycle. In 2020 alone, Thinx generated close to $80 million in revenue. A great product and vigorous marketing are a recipe for success for a company like Honor Your Flow., which will offer users the flexibility of a disposable pad without the harsh side effects on the earth and for some users, their body.

INDUSTRY OVERVIEW



Target Audience

Our largest group of target customers are women and trans men who are health conscious and willing to spend a little extra money for their own and the environments' long term benefit. They range in age from 18-45. They are ambitious in multiple areas in their lives and are always working on balancing. They need products that are appealing, aid them in feeling confident and that help them be as efficient as possible. Our target customers like to shop at Target and prefer one-stop-shopping when it's convenient and meets their needs. They are price conscious, but understand investing in quality.

We've done market research among women in our Founder's personal network and learned that there were those who were totally happy to use menstruation underwear, others who were on the fence, and another group who was not interested at all. Of those who are happy to use this type of product or on the fence, the issue of wearing liquid in their underwear for an entire day was a common concern. Because Honor Your Flow. products will allow users to keep the same absorbency option all day OR change their absorbency to suit their needs, we are confident customers will use our products.



INDUSTRY OVERVIEW
Marketing Strategy



At first, we will offer our products directly through our website. Users will make purchases there and we will package then ship items to them. Next, we will work with local boutiques and wellness stores to begin offering a selection of our products in their stores. As the seaons allow, we will attend farmers markets, pop-ups and festivals (first local, then national) to sell our products. As we progress and increase in sales, we plan to approach major retailers about carrying our brand. Our goal is to have HYF products in Target as our first major retailer.



SEO & SOCIAL

We will drive traffic and conversions to our website using social media marketing via Facebook, LinkedIn, Twitter, Instagram, TikTok, YouTube, and others. We will also utilize SEO to ensure our marketing is targeted.

CONTENT MARKETING

We will consistently post content and articles on our website that not only promote menstrual health and "flow," but also information on overall wellness as a way to market ourselves as a company who cares about the whole customer.

INFLUENCER MARKETING

In preparation for our launch and as we grow, we will reach out to social media influencers as well as local news stations and podcasts to provide reviews on our products and host Q&A sessions about Honor Your Flow.

INDUSTRY OVERVIEW
Competitive Landscape



Thinx, Aisle and Knix are some of our major competitors. HYF and Aisle are the only companies that offer flexible absorbency options, and Aisle products range in cost from $32-$46. HYF products will be competitively priced such that our company can make a profit, grow and hire more people in our community, but be much less expensive than Aisle products.

Thinx

OVERVIEW
As one of the current leaders in the menstruation underwear market, Thinx. offers multiple styles and absorbencies in their products

FEATURES
Clean marking and products; multiple style options & absorbency offerings

PRICING
$24-48

KEY WEAKNESSES
All items come as one unit, so users have to change entire item if their Flow. is too heavy

aisle

OVERVIEW
Aisle is a lesser known brand but has a long history. They've been around since the 1990's and are one of the few companies that offer flexible absorbency options

FEATURES
A full line of period products including cups, liners & underwear

PRICING
$32-$46

KEY WEAKNESSES
Their pricing coupled with low visibility might be too much of a leap for new users

INDUSTRY OVERVIEW

Competitive Landscape, cont.



knix

OVERVIEW

Knix is an intimates, lounge and swimwear company that offers a leak-proof functionality option for it's underwear products.

FEATURES

From sleepwear to swimwear, Knix has offerings for many of a woman's intimate and loungewear needs

PRICING

$23-$38

KEY WEAKNESSES

All items come as one unit, so users have to change entire item if their Flow. is too heavy

· ·

HOW HONOR YOUR FLOW. MEASURES UP:

	HYF	Thinx	aisle	knix
Eco-Friendly	Yes	Yes	Yes	Yes
Flexible Absorbency	Yes	No	Yes	No
Price Point	$20-$35	$24-$48	$32-$46	$23-$38
Max Absorbency	5*	4	2-4	8

*absorbency rates will be updated after the next testing round.

INDUSTRY OVERVIEW



Differentiating Factors



Flexible Absorbency System

Our products offer options for users to switch out the level of absorbency in their products as often as needed. No more being stuck with period wear that is overflowing. Our multilayered system means that users will feel dry, protected and confident.



Affordability

Honor Your Flow. will offer period underwear at a lower price point than similar brands, but still maintain excellent quality and performance. This will open up the sustainable menstruation market to a whole new group of users and make adding major retailers as part of our distribution easier.



Inclusive Marketing & Branding

This company is for all people who have periods. Our marketing and branding will feature women and men with diverse racial and ethnic backgrounds, ability levels, career fields, and body types.



Easy to Use

The flexible absorbency system packaging will allow users to store the used portions of their underwear or apparel and wash them easily at the end of their day.

